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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                           FLAGSTAR COMPANIES, INC.
                           ------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                    ---------------------------------------
                        (Title of Class of Securities)

                                  873098 10 7
                                  -----------
                                (CUSIP Number)


  Paul Raether                              with a copy to:
  TW Associates, L.P., KKR Associates,      Randall C. Bassett, Esq.
   KKR Partners II, L.P.,                   Latham & Watkins
   C D Associates, L.P. and                 633 West Fifth Street, Suite 4000
   C D GP, LLC                              Los Angeles, California  90071
  c/o Kohlberg, Kravis Roberts & Co.        (213) 485-1234
  9 West 57th Street
  New York, New York 10019
  (212) 750-8300

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 10, 1997
                    ---------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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          This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends the
Schedule 13D dated November 16, 1992, and all amendments thereto, filed by TW Associates, L.P., KKR Partners II, L.P., KKR Associates, C D GP, LLC and C D Associates, L.P. (the "Schedule 13D"), relating to the Common Stock, par value $.50 per share (the "Common Stock"), of Flagstar Companies, Inc., a Delaware corporation and formerly known as TW Holdings, Inc. (the "Company").

ITEM 2.   IDENTITY AND BACKGROUND.

          Item 2 to Schedule 13D is hereby amended and restated in full to read in its entirety as follows:

          (a) - (c) This statement is being filed jointly by (i) TW Associates, L.P., a Delaware limited partnership ("Associates"), (ii) KKR Partners II, L.P., a Delaware limited partnership ("KKR Partners II"), (iii) KKR Associates, a New York limited partnership ("KKR Associates"), (iv) C D Associates, L.P., a Delaware limited partnership ("CD Associates") and (v) C D GP, LLC, a Delaware limited liability company ("CDGP"). KKR Associates is the sole general partner of Associates and KKR Partners II. CDGP is the sole general partner of CD Associates. Associates, KKR Partners II, KKR Associates, CD Associates and CDGP are hereinafter collectively referred to as the "Reporting Persons." The agreement among the Reporting Persons relating to the joint filing of this Amendment No. 2 is attached as Exhibit 1 hereto.

               Messrs. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Edward A. Gilhuly, Perry Golkin, Clifton S. Robbins and Scott M. Stuart are the general partners of KKR Associates. Messrs. Kravis and Roberts are the managing members of CDGP. The other members of CDGP are Messrs. MacDonnell, Raether, Michelson, Greene, Tokarz, Gilhuly, Golkin, Robbins and Stuart. The principal occupation or employment of each of Messrs. Kravis and Roberts is as a managing member of KKR & Co. L.L.C. ("KKR & Co."), which is the general partner of Kohlberg Kravis Roberts & Co., L.P. ("KKR"), a private investment firm. The addresses of KKR & Co. and KKR are 9 West 57th Street, New York, New York 10019 and 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025. The principal occupation or employment of each of Messrs. MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Robbins, Stuart and Gilhuly is as a member of KKR & Co.

               The address of the principal business and principal office of each of the Reporting Persons is 9 West 57th Street, Suite 4200, New York, New York 10019 and 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025. The business address of Messrs. Kravis, Raether, Tokarz, Golkin, Robbins and Stuart is 9 West 57th Street, Suite 4200, New York, New York, 10019; the business address of Messrs. Roberts, MacDonnell, Michelson, Greene and Gilhuly is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

               The principal businesses of Associates, KKR Partners II and KKR Associates is investing, directly or indirectly through partnerships or other entities, in the Company and other issuers. The principal businesses of CD Associates and CDGP is investing in securities of the Company and, potentially, other issuers.

          (d) None of the Reporting Persons, nor, to the best of their knowledge, any of the other persons named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons, nor, to the best of their knowledge, any of the other persons named in paragraphs (a) - (c) above has, during the last five years, been a party to a

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civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Gilhuly, Golkin, Robbins and Stuart is a United States citizen.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

          Paragraph (b) of Item 5 of Schedule 13D is hereby amended and restated in full to read as follows:

     Associates and KKR Partners II, acting through their sole general partner, KKR Associates, have the sole power to vote or direct the vote, and to dispose or to direct the disposition of, Associates' Stock and Partners's Stock, respectively. As a result, KKR Associates may be deemed to beneficially own any shares of Common Stock that Associates and KKR Partners II may beneficially own or be deemed to beneficially own. CD Associates, acting through its sole general partner, CDGP, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the CD Stock. As a result, CDGP may be deemed to beneficially own any shares of Common Stock that CD Associates may beneficially own or be deemed to beneficially own. Each of Messrs. Kravis and Roberts, as general partners and members of the Executive Committee of KKR Associates and managing members of CDGP, and each of Messrs. MacDonnell, Raether, Michelson, Greene, Tokarz, Gilhuly, Golkin, Robbins and Stuart, as general partners of KKR Associates and the other members of CDGP, may be deemed to beneficially own the shares of Common Stock and (with respect to KKR Associates) Warrants of the Company that KKR Associates and CDGP, respectively, may be deemed to beneficially own. Associates disclaims beneficial ownership of the Common Stock owned by CD Associates. Neither the filing of this Amendment No. 2 to the Reporting Persons' Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any other person named in Item 2 above is the beneficial owner of Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     On March 10, 1997, Associates was admitted as the sole limited partner of CD Associates. Item 6 hereto describes certain provisions of the Amended and Restated Limited Partnership Agreement of CD Associates (the "Amended Partnership Agreement") and is incorporated by reference herein. Associates disclaims that it is the beneficial owner of the Common Stock owned by CD Associates for purposes of Section 13(d) of the Exchange Act or for any other purpose.

     The Reporting Persons may be deemed to be a group in relation to their respective investments in the Company. The Reporting Persons do not affirm the existence of a group.

          Paragraph (c) of Item 5 of Schedule 13D is hereby amended to include the following:

     Except as stated in paragraph (b) above, there have not been any transactions in the shares of Common Stock effected by or for the account of the Reporting Persons during the 60 days prior to the date of this Amendment No. 2.

          Paragraph (d) of Item 5 of Schedule 13D is hereby amended to read in its entirety as follows:

     Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock and Warrants owned by Associates, KKR Partners II and CD Associates, respectively.

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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE COMPANY.

          Item 6 of Schedule 13D is hereby amended to include the following:

          Amended and Restated Limited Partnership Agreement of CD Associates
          -------------------------------------------------------------------


               The Amended Partnership Agreement provides, among other things, that dividends and interest received with respect to, and proceeds from the sale or other disposition of, the Common Stock held by CD Associates would be distributed first to CDGP, as sole general partner of CD Associates, up to the amount of its cost basis, and thereafter, any and all such dividends, distributions and proceeds would be distributed to Associates as the sole limited partner of CD Associates. A copy of the Amended Partnership Agreement is filed as
          Exhibit 2 hereto and is incorporated by reference herein.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          1.   Joint Filing Agreement dated as of March 10, 1997.

          2. Amended and Restated Limited Partnership Agreement of CD Associates, L.P., dated as of March 10, 1997.

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                                  SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                 TW ASSOCIATES, L.P.

                                 By:    KKR Associates
                                        General Partner


                                 By:    /s/ Paul E. Raether
                                        -------------------
                                 Name:   Paul E. Raether
                                 Title:  General Partner


                                 KKR PARTNERS II, L.P.

                                 By:   KKR Associates
                                       General Partner


                                 By:  /s/ Paul E. Raether
                                      -------------------
                                 Name:   Paul E. Raether
                                 Title:  General Partner


                                 KKR ASSOCIATES


                                 By:  /s/ Paul E. Raether
                                      -------------------
                                 Name:   Paul E. Raether
                                 Title:  General Partner


                                 C D ASSOCIATES, L.P.

                                 By:   C D GP, LLC
                                       General Partner


                                 By:  /s/ Paul E. Raether
                                      -------------------
                                 Name:   Paul E. Raether
                                 Title:  Member


                                 C D GP, LLC


                                 By:  /s/ Paul E. Raether
                                      -------------------
                                 Name:   Paul E. Raether
                                 Title:  Member
Dated:  March 10, 1997

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                                  EXHIBIT LIST

     1.   Joint Filing Agreement dated as of March 10, 1997.

     2. Amended and Restated Limited Partnership Agreement of CD Associates, L.P., dated as of March 10, 1997.

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